FUTURETEL S.A.                            OPPORTUNITY MEM S.A.
   CNPJ/MF: 02.465.783/0001-04                  CNPJ/MF: 02.607.723/0001-89
       NIRE: 33.300.16766-8                         NIRE: 33.300.26037-4

    NEWTEL PARTICIPACOES S.A.                    TELPART PARTICIPACOES S.A.
   CNPJ/MF: 02.604.997/0001-14                  CNPJ/MF: 02.591.814/0001-73
       NIRE: 33.300.26042-1                         NIRE: 33.300.26038-2

TELEMIG CELULAR PARTICIPACOES S.A.         TELE NORTE CELULAR PARTICIPACOES S.A.
   CNPJ/MF: 02.558.118/0001-65                  CNPJ/MF: 02.558.154/0001-29
       NIRE: 53.300.00577-0                         NIRE: 53.300.00576-1

       TELEMIG CELULAR S.A.                        AMAZONIA CELULAR S.A.
   CNPJ/MF: 02.320.739/0001-06                  CNPJ/MF: 02.340.278/0001-33
       NIRE: 31.300.01299-9                         NIRE: 15.300.01829-3


                         M A T E R I A L   F A C T

In compliance with the provisions of CVM Instruction number 358, as of January 3, 2002, and complementing the Material Fact dated as of March 17, 2005, published on March 21, 2005, Futuretel S.A., Opportunity Mem S.A., Newtel Participacoes S.A., Telpart Participacoes S.A., Telemig Celular Participacoes S.A., Tele Norte Celular Participacoes S.A., Telemig Celular S.A. and Amazonia Celular S.A., publicly announces that, due to a preliminary injunction granted by the US Federal Court, located in the city of New York, the competitive bidding process for the sale of indirect corporate participation representing more than 50% of the capital stock of Telemig Celular Participacoes S.A.and Tele Norte Celular Participacoes S.A. is suspended.

                         Rio de Janeiro, March 23, 2005.

           FUTURETEL S.A.                          OPPORTUNITY MEM S.A.
      Veronica Valente Dantas                     Veronica Valente Dantas
     Investor Relations Officer                 Investor Relations Officer

     NEWTEL PARTICIPACOES S.A.                  TELPART PARTICIPACOES S.A.
Maria Amalia Delfim de Melo Coutrim             Ricardo Wiering de Barros
     Investor Relations Officer                 Investor Relations Officer

 TELEMIG CELULAR PARTICIPACOES S.A.        TELE NORTE CELULAR PARTICIPACOES S.A.
    Ricardo Del Guerra Perpetuo                 Ricardo Del Guerra Perpetuo
     Investor Relations Officer                 Investor Relations Officer

        TELEMIG CELULAR S.A.                       AMAZONIA CELULAR S.A.
    Ricardo Del Guerra Perpetuo                 Ricardo Del Guerra Perpetuo
     Investor Relations Officer                 Investor Relations Officer